SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                               (Amendment No. 2)
   Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the
                          Securities Exchange Act of
                                     1934

                    BALCOR REALTY INVESTORS 85 - SERIES III
                       A REAL ESTATE LIMITED PARTNERSHIP
                           (Name of Subject Company)

                    BALCOR REALTY INVESTORS 85 - SERIES III
                       A REAL ESTATE LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)

                         Limited Partnership Interests
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                               Thomas E. Meador
                                   Chairman
                              The Balcor Company
                         Bannockburn Lake Office Plaza
                        2355 Waukegan Road, Suite A200
                          Bannockburn, Illinois 60015
                                (708) 267-1600
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notice and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copy To:

                           Michael P. Morrison, Esq.
                               Hopkins & Sutter
                    Three First National Plaza, Suite 4100
                            Chicago, Illinois 60602
                                (312) 558-6600
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                       Amendment No. 2 to Schedule 14D-9

     This Amendment No. 2 to Schedule 14D-9 amends the Schedule 14D-9 (the "Schedule 14D-9") filed by Balcor Realty Investors 85 - Series III, an Illinois limited partnership (the "Partnership"), with the Securities and Exchange Commission ("SEC") on March 22, 1996, as amended by Amendment No. 1 to Schedule 14D-9 ("Amendment No. 1") filed with the SEC on April 2, 1996. All capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 14D-9 and Amendment No. 1.

Item 4.   The Solicitation and Recommendation

     Item 4(b)(3) is hereby amended in its entirety to read as follows:

          "3.    On April 8, 1996, an unaffiliated third party, Equity
     Residential Properties Trust ("Equity"), made a non-binding proposal to the Partnership to purchase three of the Partnership's six remaining properties. The General Partner is in serious negotiations with Equity and intends to sign a letter of intent with them.

          The aggregate, proposed sales prices of the three properties included in the Equity proposal is $38,955,000. Taking into account closing costs, mortgage indebtedness and prorations, assuming that all of the sales of the Partnership's properties contemplated by the Equity proposal are consummated, and provided that there are no adjustments to the sales prices as contained in the Equity proposal, the General Partner estimates that the net proceeds per Unit available for distribution will be approximately $217 (see attachment to Exhibit (a)(3) for computation).
     The Partnership will continue to own three properties if the sales contemplated by the Equity proposal are consummated.

          The sale of the properties to Equity is contingent upon many factors, including the negotiation of mutually acceptable sales contracts. Therefore, there can be no assurance that any sales to Equity will ultimately be completed. Even in the event that all of the contemplated sales are consummated, there can be no assurance that the distribution level described above will actually be paid to the Limited Partners.

Item 7.   Certain Negotiations and Transactions by the Subject Company

     Item 7 is hereby amended in its entirety to read as follows:

     "(a) Except as described below, no negotiations are being undertaken or are underway by the Partnership in response to the Offer which relate to or would result in: (1) an extraordinary transaction such as a merger or reorganization involving the Partnership or any affiliate controlled by the Partnership; (2) a purchase, sale or transfer of a material amount of assets by the Partnership or any affiliate controlled by the Partnership; (3) a tender offer for or other acquisition of securities by or of the Partnership; or (4) any material change in the present capitalization or distribution policy of the Partnership.

          On April 8, 1996, Equity made a non-binding proposal to the Partnership to purchase three of the Partnership's six remaining properties. The General Partner is in serious negotiations with Equity and intends to sign a letter of intent with them.
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          The aggregate, proposed sales prices of the three properties included in the Equity proposal is $38,955,000. Taking into account closing costs, mortgage indebtedness and prorations, assuming that all of the sales of the Partnership's properties contemplated by the Equity proposal are consummated, and provided that there are no adjustments to the sales prices as contained in the Equity proposal, the General Partner estimates that the net proceeds per Unit available for distribution will be approximately $217 (see attachment to Exhibit (a)(3) for computation).
     The Partnership will continue to own three properties if the sales contemplated by the Equity proposal are consummated.

          The sale of the properties to Equity is contingent upon many factors, including the negotiation of mutually acceptable sales contracts. Therefore, there can be no assurance that any sales to Equity will ultimately be completed. Even in the event that all of the contemplated sales are consummated, there can be no assurance that the distribution level described above will actually be paid to the Limited Partners.

     (b) Except for the non-binding proposal from Equity as described in 7(a) above, there are no transactions, General Partner resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a)."

Item 9.   Material to be Filed as Exhibits

     Item 9 is hereby amended to include the following exhibit:

          "(a)(3) Letter to Investors, dated April 10, 1996 (includes attachment regarding estimated distributable proceeds from sale to Equity)."

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 10, 1996        BALCOR REALTY INVESTORS 85 - SERIES III
                              A REAL ESTATE LIMITED PARTNERSHIP

                              By:  Balcor Partners-XVIII, its general partner

                              By:  The Balcor Company, a partner


                                   /s/ Thomas E. Meador
                                   --------------------------
                                   Thomas E. Meador, Chairman
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